Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 2,708,010
Prepaid expenses and other assets	3,077
Total Assets	$ 2,711,087

Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 65,096
Total Liabilities	65,096
Member's Equity	2,645,991
Total Liabilities and Member's Equity	$ 2,711,087

see accompanying notes